Exhibit 99.1

STAR BULK CARRIERS CORP. ANNOUNCES REPLACEMENT OF EXPIRING REGISTRATION STATEMENT
ATHENS, GREECE, April 11, 2022 – Star Bulk (the "Company") has today filed a new automatic shelf registration on Form F-3 in order to replace the existing shelf registration statement which would have expired on April 11, 2022. In connection with the filing of the new registration statement, the Company has entered into Amended and Restated ATM Sales Agreements with each of Deutsche Bank Securities Inc. and Jefferies LLC (“Jefferies”), each with substantially similar terms as the prior ATM Sales Agreements, which have been terminated. The filings being made today (the “Replacement Filings”) are solely due to the passage of time, and do not reflect any policy or strategy changes at Star Bulk.
Due to technical difficulties with the Securities and Exchange Commission’s Electronic Data Gathering and Analysis and Retrieval system (“EDGAR”), the prospectus supplement that relates to the Company’s Amended and Restated ATM Sales Agreement with Jefferies was filed on EDGAR twice. The duplicative filing does not increase the size of the offerings, update, amend or modify any information, statement or disclosure contained in the Replacement Filings.
About Star Bulk
Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Oslo, New York, Limassol and Singapore. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”. Star Bulk operates a fleet of 128 vessels, with an aggregate capacity of 14.1 million dwt, consisting of 17 Newcastlemax, 22 Capesize, 2 Mini Capesize, 7 Post Panamax, 41 Kamsarmax, 2 Panamax, 20 Ultramax and 17 Supramax vessels with carrying capacities between 52,425 dwt and 209,537 dwt.
Forward-Looking Statements
Matters discussed in this press release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the

Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values; the strength of world economies; the stability of Europe and the Euro; fluctuations in interest rates and foreign exchange rates; changes in demand in the dry bulk shipping industry, including the market for our vessels; changes in our operating expenses, including bunker prices, dry docking and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation; general domestic and international political conditions; potential disruption of shipping routes due to accidents or political events; the availability of financing and refinancing; our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business; the impact of the level of our indebtedness and the restrictions in our debt agreements; vessel breakdowns and instances of off-hire; risks associated with vessel construction; potential exposure or loss from investment in derivative instruments; potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
Contacts
Company:
Simos Spyrou, Christos Begleris
Co - Chief Financial Officers
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece
Email: info@starbulk.com
www.starbulk.com
Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com
www.capitallink.com